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                             November 29, 2021

       Bradley L. Radoff
       Director
       The Radoff Family Foundation et al.
       2727 Kirby Drive
       Unit 29L
       Houston, TX 77098

                                                        Re: Enzo Biochem, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 19,
2021 by The Radoff Family Foundation; Bradley L.
                                                            Radoff; and Lorrie
A. Carr
                                                            File No. 001-09974

       Dear Mr. Radoff:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Reasons for the Solicitation, page 4

   1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal
reputation or make charges of illegal, improper or immoral conduct without factual
foundation. Provide us supplementally, or disclose, the factual foundation for the following
statements. In this regard, note that the factual foundation for such assertion must be
reasonable. Refer to Rule 14a-9.

                                                              "We are also one
of several sizable shareholders with significant concerns regarding
                                                            Enzo   s imperial
corporate governance..."
                                                              "We have
concluded that the root cause of shareholder suffering is the seemingly unchecked influence
and power of Dr. Elazar Rabbani...While all of the Company   s
 Bradley L. Radoff
The Radoff Family Foundation et al.
November 29, 2021
Page 2
              directors other than Dr. Rabbani are purportedly    independent
 based on the rules of
              the New York Stock Exchange, we fear that they are merely 'independent' in name only. These directors appear either completely beholden to Dr. Rabbani or utterly oblivious to the unprecedented shareholder opposition to his continued leadership."
                "It is increasingly clear to us that the current Board has chosen to pull the wool over
              shareholders    eyes in an attempt to continue to allow Dr.
Rabbani to essentially run
              roughshod over the Company."
2. Explain how your director nominees would be able to effect the changes you advocate for
         (e.g., "better governance" and "superior value creation"). Incorporation by Reference, page 18

3. Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that the planned reliance on Rule 14a-
         5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.
4.       Note that reliance on Rule 14a-5(c) does not    incorporate    the
information referenced into
         the participants    proxy statement. "Incorporation by reference    is
explicitly governed by
         Note D to Schedule 14A codified at Rule 14a-101. That note provides
that    [i]nformation
         may be incorporated by reference only in the manner and to the extent specifically
         permitted in the items of this schedule.    Please revise the header
to remove the
         implication that participants relying upon Rule 14a-5(c) incorporate information from a
         registrant   s proxy statement into their own.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Joshua Shainess at (202) 551-7951.



FirstName LastNameBradley L. Radoff                             Sincerely,
Comapany NameThe Radoff Family Foundation et al.
                                                                Division of
Corporation Finance
November 29, 2021 Page 2                                        Office of
Mergers & Acquisitions
FirstName LastName